

Mail Stop 4561

August 8, 2017

Christopher E. Greiner
Chief Financial Officer
Inovalon Holdings, Inc.
4321 Collington Road,
Bowie, Maryland 20716

> **Re:** **Inovalon Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **Form 8-K**
> **Furnished February 22, 2017**
> **File No. 001-36841**

Dear Mr. Greiner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 60

1.   Please tell us the causes for the decrease in revenue during 2016 compared to 2015 excluding revenues contributed from acquired businesses of Avalere and Creehan. Your cost of revenue as a percentage of revenue increased to 37% in 2016 from 33% in 2015 and your disclosure quantifies the increase in cost of revenue attributable to the acquisition of Creehan. Please revise your future filings to quantify the increases in

revenue attributable to acquired businesses to allow a better understanding of how the performances of your organic business and acquired business affect your total revenue. Also disclose the underlying reasons for any material changes in each revenue stream. Refer to Instruction 4 to Item 303(a) of Regulation S-X and Section III.D of SEC release No. 33-6835.

2.   Your disclosure on page 22 indicates you derive a significant portion of your revenue from renewals of existing client agreements and sales of additional services to existing clients and as a result, achieving a high renewal rate of your client agreements and selling additional services to existing clients is critical to your future operating results. In this regard, please disclose in future filings information regarding your renewal rates as a key performance indicator for each presented period or advise why the disclosure is not warranted. Refer to Section III.B of SEC release No. 33-8350.

Critical Accounting Policies and Estimates

Goodwill, page 71

3.   You lowered your fiscal year 2016 financial guidance in your press release on December 12, 2016 due to inability to enter into expected collaboration agreement as a result of unforeseen circumstances impacting the counter-party. Tell us how this was factored into your qualitative and / or quantitative impairment assessments for the goodwill assigned to your three reporting units. For the reporting unit that you performed quantitative testing, tell us whether the reporting unit was at risk of failing step 1. To the extent any reporting unit is at risk of failing step 1, ensure your future filings disclose the related estimates and assumptions that are highly uncertain or susceptible to change and the relative impact on your financial condition or operating performance, including the following:
- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to each reporting unit;
- How the key assumptions were determined and the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if true, disclose that material goodwill does not exist at reporting units that are at risk of failing step 1 or that no reporting units are at risk. Or, if there is material goodwill allocated to a reporting unit at risk, disclose the assertion that a material charge is unlikely even if step 1 was failed, clearly describing the supporting rationale. Refer to Section V of SEC Release No. 33-8350.

Form 8-K Furnished on February 22, 2017

4. Please explain the nature of the adjustment of $10.96 million related to contingent consideration for fiscal 2016 and why the charge was added back to arrive at your Non-GAAP net income. Reconcile this amount to your financial statements and related disclosures in your Form 10-K for fiscal 2016. If this amount represents, in part, the fair value of the contingent consideration associated with your business combinations, then reconcile the amount of accretion expense in the level 3 roll-forward schedule on page F-30 of your Form 10-K for fiscal 2016.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

    Sincerely,

    /s/ Craig D. Wilson

    Craig D. Wilson
    Sr. Asst. Chief Accountant
    Office of Information Technologies
    and Services